Exhibit 99.1
For Immediate Release
QXM to Announce its 4Q 2008 Earnings Results on 12 May 2009
Beijing, China (May 5 , 2009) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets, announced that it will report its fourth quarter earning results after the U.S. market close on Monday, May 11, 2009. QXM’s management team will hold a conference call at 8:00pm EDT on May 11, 2009 (8:00 am Beijing Time on May 12, 2009) to review the earning results and take questions.
Conference Call
The dial-in details for the live conference call are as follows:
•	U.S. dial-in Number 1-866-549-1292

•	HK dial-in Number 852-3005-2050

•	China dial-in Number 800-701-1223 Passcode: 213382#
Please dial in approximately 10 minutes before the scheduled time of the call.
A live webcast of the conference call will be available on www.qxmc.com.
A telephone replay of the call will be available after the conclusion of the conference call through 11:00pm Eastern Time on May 19, 2009. The dial-in details for the replay are as follows:
•	HK dial-in Number 852-3005-2020 Access Code: 137036#
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com.
For further information, contact:
Shi Heng
Qiao Xing Mobile Communication Co., Ltd.
Tel:    +86-10-82193728 ext 8070
Email: shiheng@cectelecom.com
Dixon Chen
Grayling
Tel:    1-646-284-9403
Mob: 1-917-779-9250
Email: dixon.chen@us.grayling.com